UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

EURAMAX HOLDINGS, INC.
(Exact name of the registrant as specified in its charter)

Delaware	333-05978	58-2502320
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)
303 Research Drive, Suite 400 Norcross, GA		30092
(Address of principal executive offices, including zip code)		(Zip code)
Shyam K. Reddy Chief Administrative Officer, General Counsel & Corporate Secretary (770) 449-7066
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 -- Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure
Euramax Holdings, Inc. (“Euramax,” the “Company,” “we,” “us” or “our”) is a leading producer of metal and vinyl products sold to the residential repair and remodel, commercial construction and recreational vehicle (RV) markets primarily in North America and Europe. We are a leader in several niche product categories, including preformed roof-drainage products sold in the United States, metal roofing and siding for post frame construction in the United States, and aluminum siding for towable RVs in the United States and Europe.
Our customers are located predominantly throughout North America and Europe and include distributors, contractors and home improvement retailers, as well as RV, transportation and other original equipment manufacturers. We have extensive in-house manufacturing and distribution capabilities for our more than 10,000 unique products and operate through a network consisting of 36 facilities, including 30 located in the United States, one in Canada and five in Europe. We have over 50 years of experience manufacturing building products and RV exterior components, including our time as a division of our former parent, Alumax, a fully integrated aluminum producer acquired by Alcoa Inc. in 1998. We have operated as an independent company since 1996 when our division was acquired in a management-led buyout.
For purposes of the Company’s conflict minerals analysis in this Form SD, the Company considered the specific products that it manufactured or contracted to manufacture and delivered to its customers for the period from January 1, 2013 to December 31, 2013 (the “Reporting Period”) as “completed.” Therefore, in connection with this Form SD and the attached exhibit, the term “Completed Products” refers to the specific products that the Company manufactured or contracted to manufacture and delivered to its customers during the Reporting Period.
Based on the Company’s reasonable country of origin inquiry (“RCOI”), the Company has determined that, with respect to the Completed Products, while it does not have a specific reason to believe that any necessary conflict minerals utilized in the construction of these units may have originated in the Democratic Republic of the Congo or an adjoining country (collectively the “DRC”), the RCOI has not been able to rule out the possibility. As a result, a Conflict Minerals Report, as required by Rule 13-p1, is provided as an exhibit to this specialized disclosure.
A copy of the information contained in this Form SD and accompanying Conflict Minerals Report is located at http://www.euramax.com/assets/documents/Conflict_Minerals_Policy_-_Euramax_Holdings_Inc.pdf, but the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD.
Item 1.02 Exhibit
The Conflict Minerals Report as required by Item 1.01 is filed as Exhibit 1.02 to this Form.
Section 2 -- Exhibits
Item 2.01 Exhibits
Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

EURAMAX HOLDINGS, INC.

Date: June 2, 2014	By:	/s/ Shyam K. Reddy
	Name:	Shyam K. Reddy
	Title	Chief Administrative Officer, General Counsel, and Corporate Secretary

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